OneSpaWorld Holdings Limited

Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

December 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Shapiro and Lyn Shenk

Re:	OneSpaWorld Holdings Limited

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-38843

Dear Messrs. Shapiro and Shenk:

This letter sets forth the responses of OneSpaWorld Holdings Limited (the “Company”) to the comment letter dated November 25, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

The text of the Staff’s comments has been included in this letter for your convenience, together with the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 6. Selected Financial Data

Note Regarding Non-GAAP Financial Information, page 36

1.

Please revise to disclose the reasons why management believes that presentation of Unlevered After Tax Cash Flow provides useful information to investors regarding financial condition and/or results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has decided to remove the presentation of Unlevered After Tax Cash Flow from future Company filings, earnings releases, and other investor presentations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Results for the Years Ended December 31, 2023 and 2022

Results of Operations, page 41

2.

Please revise your discussion to quantify factors to which changes are attributed. In addition, with regard to revenue discussions, please quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to Item 303(b)(2) of Regulation S-K. We note discussion in your February 28, 2024 earnings call regarding the impact of pre-booking on your business. Please also consider disclosure of this factor. Please provide us a copy of your intended, revised disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, intends to provide disclosures similar to the following revised Form 10-K disclosure:

Results of operations for the year ended December 31, 2023 continued to accelerate from 2022 as the Company has returned to normalized operations since the conclusion of the COVID-19 pandemic. As of December 31, 2023, our operations include 193 cruise ships and 51 destination resorts, as compared to 179 cruise ships and 50 destination resorts as of December 31, 2022.

Revenues. Total revenues increased 45% to $794.0 million compared to $546.3 million in the year ended December 31, 2022. The increase in each of service revenues and product revenues was primarily driven by a $202.5 million increase resulting from a higher number of spa guests due to a 20% increase in the number of revenue days(a) that we operated health and wellness centers, representing a return to pre-COVID-19 pandemic levels. Additionally, fleet expansion contributed $16.0 million in the year. Our average guest spend including price and product mix rose by 5%, which positively impacted revenue by $25.8 million. Contributing to the increased volume and spend was $24.5 million in increased pre-booked revenue on health and wellness centers included in our ship count as of December 31, 2022.

The breakdown of revenue between service and product revenues was as follows:

•	Service revenues. Service revenues for the year ended December 31, 2023 were $648.1 million, an increase of $201.6 million, or 45%, compared to $446.5 million for the year ended December 31, 2022.

•	Product revenues. Product revenues for the year ended December 31, 2023 were $146.0 million, an increase of $46.2 million, or 46%, compared to $99.7 million for the year ended December 31, 2022.

Cost of services. Cost of services were $541.4 million compared to $375.1 million in the year ended December 31, 2022. The increase was primarily attributable to costs associated with increased service revenues of $648.1 million in the year ended December 31, 2023 from our operating health and wellness centers at sea and on land, compared with service revenues of $446.5 million in the year ended December 31, 2022.

Cost of products. Cost of products were $125.6 million compared to $87.6 million in the year ended December 31, 2022. The increase was primarily attributable to costs associated with increased product revenues of $146.0 million in the year ended December 31, 2023 from our operating health and wellness centers at sea and on land, compared to product revenues of $99.7 million in the year ended December 31, 2022.

Administrative. Administrative expenses for the year ended December 31, 2023 were $17.1 million, an increase of $1.3 million, or 8%, compared to $15.8 million for the year ended December 31, 2022. The increase was primarily attributable to professional fees of $0.7 million incurred during the year ended December 31, 2023 for a secondary offering of common shares by selling shareholders related to the Business Combination and increased public company costs of $0.6 million as the Company exited emerging growth company status.

Salary, benefits and payroll taxes. Salary, benefits and payroll taxes for the year ended December 31, 2023 were $36.8 million, an increase of $1.0 million, or 3%, compared to $35.8 million for the year ended December 31, 2022. The increase was primarily attributable to measured increases in corporate headcount for the year ended December 31, 2023.

Amortization of intangible assets. Amortization of intangible assets for the year ended December 31, 2023 and 2022 were both $16.8 million, respectively.

Long-lived assets impairment. Long-lived assets impairment for the year ended December 31, 2023 were $2.1 million. This was comprised of destination resort agreements-intangible asset, property and equipment charges, and licensing agreement-intangible charges of $1.3 million, $0.5 million and $0.4 million, respectively. The impairment was primarily related to the expected closure in 2024 of our Las Vegas destination resort health and wellness center as a result of the expected demolition of the hotel where the health and wellness center is located.

Other (expense) income, net. Other (expense) income, net includes interest expense and changes in the fair value of the warrant liabilities. Interest expense, net for the year ended December 31, 2023 was $21.1 million, an increase of $5.4 million, or 34%, compared to $15.8 million for the year ended December 31, 2022. The increase was primarily attributable to a one-time $5.4 million deleveraging fee to our lenders that was required under the First Lien Term Facility agreement due to our lower net debt leverage ratio at year end. The change in fair value of the outstanding warrants during the year ended December 31, 2023 was a loss of ($37.6) million compared to a gain of $54.4 million during the year ended December 31, 2022. Net loss in the change in fair value of warrant liabilities was the result of increases in market prices of our common stock and other observable inputs deriving the value of the financial instruments and the exchange of approximately 95% of the Public Warrants and approximately 50% of Sponsor Warrants for the Company’s common shares in April 2023.

Income tax (benefit) expense. Income tax (benefit) expense for the year ended December 31, 2023 were a benefit of ($1.5) million, a decrease of $2.2 million, or 345%, compared to an expense of $0.6 million for the year ended December 31, 2022. The decrease was primarily driven by the recognition of a discrete tax benefit of approximately $3.4 million in uncertain tax benefits during the year ended December 31, 2023 related to foreign tax exposures as a result of our participation in a tax amnesty program in Italy that settled such liability in August 2023, offset by an increase in the taxable income and a change in valuation allowance, withholding taxes due in various jurisdictions and the decrease in availability of net operating losses.

Net (loss) income. Net loss for the year ended December 31, 2023 was a loss of ($3.0) million, a change in the income (loss) of $56.1 million, or 1887%, compared to a net income of $53.2 million for the year ended December 31, 2022. The $56.1 million decrease was primarily attributable to: (i) a $92.0 million negative change in fair value of warrant liabilities; and (ii) a $5.4 million deleveraging fee payable to our lenders that was required under the First Lien Term Facility agreement due to our lower net debt leverage ratio at year end. This was partially offset by a $39.0 million increase in income from operations driven by the increase in the number of health and wellness centers onboard ships operating during the fiscal year and our on-board initiatives to drive revenue and operating income growth. The change in fair value of the outstanding warrants during the year ended December 31, 2023 was a loss of ($37.6) million compared to a gain of $54.4 million during the year ended December 31 2022.

(a) This definition will appear going forward in the Company’s periodic filings in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under the heading “Key Financial Definitions.” A “revenue day” will be defined as a day on which the Company’s health and wellness center is open onboard a revenue generating cruise with passengers.

Liquidity and Capital Resources

Cash Flows, Comparison of Results for the Years Ended December 31, 2023 and 2022

Operating Activities, page 45

3.

Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, intends to provide disclosures similar to the following revised disclosure (from our Quarterly Report on Form 10-Q filed October 31, 2024):

Operating activities. Our net cash provided by operating activities for the nine months ended September 30, 2024 and 2023 were $62.2 million and $46.3 million, respectively. This increase of $15.9 million was due to a $23.8 million increase in net income, net of non-cash items. The increase in net income, net of non-cash items was primarily attributable to: (i) increased revenues from a higher number of spa guests on our existing fleet, expansion of our fleet by five ships, and higher guest spend, and (ii) reduced interest expense, which was attributable to lower debt balances. For further discussion see “Results of Operations” above. The $7.9 million changes in working capital were cash outflows of $14.3 million and $6.4 million for the nine months ended September 30, 2024 and 2023, respectively. The cash outflows from working capital for the nine months ended September 30, 2024 were primarily driven by:

•

a $22.1 million increase in other non-current assets reflecting capitalized contract costs incurred to enter into new or to renew long-term contracts partially offset by: (i) an increase in other long-term liabilities of $7.3 million which relate to fees accrued to cruise line partners and (ii) a $4.1 million decrease in inventories primarily related to inventory level management;

•	a $1.9 million decrease in accounts payable primarily related to the timing of vendor payments; and

•	a $1.5 million increase in accounts receivable reflecting the growth in revenues.

The cash outflows from working capital for the nine months ended September 30, 2023 were primarily driven by:

•	a $14.2 million increase in accounts receivable, reflecting the growth in revenues;

•

a $4.0 million increase in inventories as a result of increased purchases reflecting the growth in revenues and anticipation of increased shipments in the fourth quarter, offset by a $13.7 million increase in accounts payable and accrued expenses driven by inventory purchases and timing of vendor payments; and

•	a $1.1 million increase in prepaid expenses primarily due to the timing of insurance premium payments.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter S. Seligson at (212) 446-4756 or Christina M. Thomas at (202) 389-3145 of Kirkland & Ellis LLP.

Sincerely,

/s/ Stephen B. Lazarus
Stephen B. Lazarus

Via E-mail:

cc:	Peter S. Seligson

Christina M. Thomas

Kirkland & Ellis LLP

5